OFFERING SUMMARY

Issuer Name	Hidden Sands Brewery Company, Inc
Doing Business As	Hidden Sands Brewing Company
Offering Amount	$25,000.00 – $415,000
Security Type	Common Stock
Price per Share	$5.00
Shares to be Sold	5,000 – 83,000

COMPANY OVERVIEW

We are a brewery manufacturing malt beverages, utilizing a on site pristine water supply. We have our own well into the Atlantic City 800 foot Sand aquifer. With this water source verified to be a minimum of 20,000 (up to 33,000) years old and quality imported malts we produce quality styles of beer. Our brewing system has a Siemen's Process Logic Control System, with the capabilities to monitor all aspects of the brewing process, working from recipes programmed into the system. These details are imperative to consistent batches of beer, with strict cellaring practices now utilizing a SaaS program to monitor all readings during the process, our quality control standards have increased.

These products are packaged in house in two sizes of kegs and also into cases of 16 ounce cans. All of our products are available in our tasting room, an expansive three level space overlooking the brewery floor, in liquor stores and in restaurants, bars, taverns and casinos throughout our state.   We are located at the junction of two main highways, on a major roadway. We are within 10 minutes of Atlantic City the 2nd oldest gaming resort area in the US.

Company History

Hidden Sands began brewing late in 2017 after an extensive, design buildout of an existing warehouse. With a well anticipated opening by our local patrons in 2108, we enjoyed early success with great numbers of patrons visiting the tasting room, and slowly began gaining draft beer accounts in bars and restaurants. Within a few months of opening, our brewery won some awards on two of our products. This helped the proliferation of our brand into many other draft beer locations. Upon the inception of the pandemic, we had obtained a canning line, and although the installation was delayed due to travel restrictions, we forged through the installation, with remote guidance from the manufacturers and we finally began canning in the month of July 2020. As most draft accounts were shut down, beer inventory began going into cases and the introduction of our products to liquor stores began. Since this intermission of draft sales, it has been a challenge (not unlike any other business) to regain the momentum our brand once had.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

Anthony Cepparulo
COO

Anthony Cepparulo is one of the managing members of Hidden Sands Brewing Company, Inc. His expertise in commercial construction was invaluable during the planning and design phases. Anthony currently manages the production and canning of Hidden Sands, along with facility management.   Prior to this venture, he owned a successful commercial kitchen installation business for thirty plus years. His projects took place both nationally and internationally building out commercial kitchens in bars, restaurants, and food service facilities. In his free time, he enjoys travelling and spending time with his family.

In the past three years he has retired from his business of commercial kitchen installations - overseeing projects globally at high end accounts in the lodging, pharmaceutical, restaurant and institutional sectors. This has allowed additional focus of business operations and has expanded the role of duties with the brewery.

https://www.linkedin.com/in/anthony-cepparulo-a8b02b255/

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Refinance Debt and increase marketing. The lower debt load will allow for better purchasing power for ingredients and materials. The beer market is extremely competitive and marketing is extremely important to foster growth. While beer sales produce revenue, we need to increase our marketing and advertising.

Our facility from day one was designed as a production microbrewery, we have the capability with additional cellaring tanks to be able to produce over 20,000 barrels of beer per year. With the increase in traffic, we are currently generating in the tasting room, we are also focused on outside sales. Our new beer solicitor starting, reaffirming to the market our commitment we intend to increase sales to drive additional production. This plan will continue brand growth and the addition of the beer solicitors.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Refinancing High Interest Debt	$150,000.00
Marketing & advertising	$70,000.00
Sales representative – wholesale	$45,000.00
Equipment	$70,000.00
Materials – packaging	$55,000.00
Ingredients	$25,000.00

Total	$415,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a equity is not like that at all. The ability of the Company to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Price Might Not Adequately Compensate For Risk

Theoretically, the price paid by a company should compensate the investor for the level of risk the investor is assuming. There is no certainty that the price paid on your shares will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of stock, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy stock) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your investment.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a stock. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Shares

The law prohibits you from selling your shares (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your shares for its full term.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Shares will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

<u>Cost of Enforcement</u>

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$25,000.00	$415,000.00
Less: Intermediary Fee*	- $2,000.00	- $16,500.00
Net Proceeds	$23,000.00	$398,450.00

* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in the Company and how an investor's transaction and delivery of securities will be completed.

a.   *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Hidden Sands Brewing Company, LLC ("Share Purchase Agreement") by way of the investor's electronic signature.

a.   *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

a.   *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

a.   *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

a.   *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Silicon Valley Bank, a division of First-Citizens Bank & Trust Company.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Company has authorized the sale of equity stock through this Regulation Crowdfunding offering. The Company will be offering up to 250,000 shares of Series A Convertible Preferred Stock.

Voting Rights - One vote per Share

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled, with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. Hov.rever, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Minority Holder

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Restrictions on Transfer of the Securities Being Offered

The shares will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Share Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your shares, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for shares as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. *How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

1. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

0. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding shares.

0. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The price of the shares were determined by the Owner based on the Owner's opinion about the value of the project.

0.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority holder of Shares of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

0.   What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of their shares.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the investors.

6.   What other exempt offerings has the issuer conducted within the past three years?

In June 2023, the business raised $50,525.53 through Reg CF and sold 11,228 in common stock securities.

7. The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      i.   any director or officer of the issuer;
      ii. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
      iii. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
      iv. or (4) any immediate family member of any of the foregoing persons.

    None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment

Fulton BANk SBA Loan	$540,726.00	11.25%	11/01/2032	$8,988.30
Fulton LOC	$6,500.00	11.25%	05/01/2024	$1,097.92
Fulton CC	$13,774.00	24.24%	05/22/2025	$ 385.00
AMEX Gold CC	$30,685.00	29.99%	12/31/2024	$ 746.00
Total Balance	**$591,685.00**			$11,217.22

FINANCIAL INFORMATION

The 2023 financial information has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. Financial statements for 2022 and 2021 have been reviewed by an independent public accountant and are available in Exhibit C.

Balance Sheet

ASSETS	2021	2022	2023*
Cash & Equivalents	18,021	13,154	11,856
Accounts Receivable	9,861	2,637	5,287
Fixed Assets	2,513,087	2,336,543	2,336,543
Other Assets	81,698	57,644	68,670
TOTAL ASSETS	**2,622,667**	**2,409,978**	**2,422,356**
LIABILITIES & EQUITY			
Accounts Payable	203,929	220,394	113,791
ST-Debt Payable	915,321	1,013,770	36,548
LT-Debt Payable	1,605,038	1,499,014	2,569,928
TOTAL LIABILITIES	**2,724,288**	**2,733,178**	**2,720,267**
Retained Earnings	103,464	(133,458)	(254,123)
Net Income	(205,085)	(189,742)	(43,788)
TOTAL OWNER'S EQUITY	**(101,621)**	**(323,200)**	**(297,911)**
TOTAL LIABILITIES & EQUITY	**2,622,667**	**2,409,978**	**2,422,356**

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i)   in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a)   association with an entity regulated by such commission, authority, agency or officer;
        b)   engaging in the business of securities, insurance or banking;
        c)   engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

        i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

        ii) places limitation on the activities, functions or operations of such person;

        iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
        i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
        ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

HIDDEN SANDS BREWING COMPANY INC.

SHAREHOLDER AGREEMENT

This **SHAREHOLDER AGREEMENT** (the "**Agreement**") is made and entered into as of January 12, 2023, by and other stockholders which execute this Agreement, and sometimes together with the "**Shareholders**," and each individually, a "**Shareholder**") and Hidden Sands Brewery Company Inc., a New Jersey corporation (the "**Company**").

Recitals

A.   The Shareholders, together, own all or substantially all, of the outstanding. shares of common stock of the Company (the "**Common Stock**" or "**Shares**");

B.   The Shareholders desire to enter into this Agreement to provide for certain limitations on the transfer or other disposition of the Shares presently owned or hereafter acquired by them, and to regulate their respective voting rights as shareholders of the Company, and the corporate governance of the Company.

Agreement

NOW, THEREFORE, in consideration of the foregoing recitals and covenants and conditions contained herein, and for good and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed between each of the parties hereto as follows:

1.   **Rights of First Refusal and Co-Sale Rights.**

    1.1   **Right of First Refusal.**

        (a)   Notice. Should any Shareholder (or a Permitted Transferee, as defined below) propose to accept one or more bona fide offers (collectively, a "**Purchase Offer**") from any persons to purchase Shares or other capital stock held by such Shareholder (the "**Shares**") (other than as set forth in Section 1.4(a) of this Agreement), such Shareholder (sometimes called a "**Selling Shareholder**") shall promptly deliver a notice (the "**Notice**") to the Company and each other Shareholder (the "**Non-selling Shareholders**") stating (i) the Selling Shareholder's bona fide intention to sell or otherwise transfer Shares; (ii) the name of each proposed purchaser or other transferee ("**Proposed Transferee**"); (iii) the number of Shares (the "**Offered Shares**") proposed to be transferred to each Proposed Transferee; (iv) the bona fide cash price or other consideration for which the Selling Shareholder proposes to transfer the Offered Shares (the "**Offered Price**"), and (v) the estimated closing date of such transfer of such shares, and the Selling Shareholder shall offer the Offered Shares at the Offered Price to the Company and the Non-selling Shareholders prior to accepting such Purchase Offer.

(b) **Exercise by Company**. At any time within twenty (20) days after receipt of the Notice, the Company may, by giving written notice to the Selling Shareholder and the Non-selling Shareholders, elect to purchase all or a portion of the Offered Shares, at the Company's Purchase Price determined in accordance with Section 1.1(d) below.

(c) **Exercise by Non-selling Shareholders**. If the Company does not choose to purchase all of the Offered Shares within twenty (20) business days after receipt of the Notice, then the Company shall so notify the Selling Shareholder and the Non-selling Shareholders, and the Non-selling Shareholders may elect by giving written notice to the Selling Shareholder within thirty (30) days after receipt of the Notice to purchase all or a portion of the Offered Shares not purchased by the Company at the Company's Purchase Price determined in accordance with Section 1.1(d) below. If the total number of Shares that the Non-selling Shareholders desire to purchase exceeds the number of Offered Shares, each Non-selling Shareholder shall be entitled to purchase such Non-selling Shareholder's Pro Rata Share of the Offered Shares (including Offered Shares not otherwise purchased by the other Non-selling Shareholders). For purposes of this Agreement, a Non-selling Shareholder's "Pro Rata Share" is the ratio that the number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by such Non-selling Shareholder bears to the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by all participating Non-selling Shareholders.

(d) **Company's Purchase Price**.

(i) The purchase price and the form of consideration ("**Company's Purchase Price**") for the Offered Shares to be purchased by the Company or the Non-selling Shareholder(s) shall be the Offered Price. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Board of Directors of the Company, the Selling Shareholder and the Non-selling Shareholder(s) in good faith, or, at the election of any such party, by a third-party appraiser mutually agreed upon. The fees and expenses of such appraiser shall be split equally.

(ii) If the parties are unable to mutually agree upon an appraiser within ten (10) days, the Non-selling Shareholders together with the Company, on the one hand, and the Selling Shareholder, on the other hand, shall each designate an appraiser within thirty (30) days following the expiration of the ten (10) day period set forth above. If either party does not timely designate an appraiser, in writing, the determination of the cash equivalent value shall be made solely by the appraiser selected by the other party. If both parties timely designate an appraiser, both appraisers shall submit their determination of the cash equivalent value to the Company, the Non-selling Shareholder and the Selling Shareholder, as soon as practicable following the date of their respective selection. If the determinations of the cash equivalent value vary by less than ten percent (10%), then the cash equivalent value shall be the average of the two (2) determinations. If such determinations vary by ten percent (10%) or more, then the two (2) appraisers shall promptly designate a third appraiser. Each party shall pay the fees and expenses of its chosen appraiser and shall split the fees and expenses of the third appraiser. Neither the Company nor any Shareholder, nor the prior appraisers shall provide any information to the third appraiser as to the prior determinations of the cash equivalent value or otherwise influence such third appraiser's determination in any way. The third appraiser shall submit its determination of the cash equivalent value to the Company and the Shareholders as soon as practicable following the date of its selection. The cash equivalent value shall be equal to the average of the two (2) closest of the three determinations; provided, however, that if the difference between the highest and middle determinations is no more than one hundred and five percent (105%) and no less than ninety-five percent (95%) of the difference between the middle and lowest determinations, then the cash equivalent value shall be equal to the middle determination. The determination of the cash equivalent value in accordance with the foregoing procedures shall be final and binding on the Company and each Shareholder. If any appraiser is only able to provide a range in which the cash equivalent value would exist, the average of the highest and lowest value in such range shall be deemed to be such appraiser's determination of the cash equivalent value. Each appraiser selected pursuant to the provisions of this Section shall be a qualified person with prior experience in appraising property comparable to the Company's business and who is not an interested person with respect to the Company or any applicable Shareholder.

> **(e)**   <u>Payment</u>. Payment of the Company's Purchase Price shall be made in cash within seventy (70) days after receipt of the Notice; provided, however, if appraisers are appointed pursuant to <u>Section 1.1(d)</u>, such payment shall be made within the later of such seventy (70) day period and ten (10) days after the final determination of such appraisers designated pursuant to <u>Section 1.1(d)</u>.

> **(f)**   <u>Selling Shareholder's Right to Transfer</u>. If all of the Offered Shares proposed in the Notice to be transferred are not purchased by the Company or the Non-selling Shareholders as provided herein, the Selling Shareholder may sell or otherwise transfer any remaining Offered Shares at the Offered Price or at a higher price and on no more favorable terms; provided, that such sale or other transfer: (i) complies with the provisions of <u>Section 1.2</u> of this Agreement with respect to Co-Sale Rights; (ii) is consummated within ninety (90) days after the date of the Notice; (iii) is in accordance with all other terms of this Agreement and any other agreements, if any, between the Selling Shareholder and the Company; and (iv) is effected in accordance with any applicable securities laws. If the Offered Shares described in the Notice are not transferred to the Proposed Transferee within such period, a new Notice shall be given to the Company and the Non-selling Shareholders, and the Company and the Non-selling Shareholders shall again be offered a Right of First Refusal before any Offered Shares held by the Selling Shareholder may be sold or otherwise transferred.

> **1.2**   <u>Co-Sale Rights.</u> If the Proposed Transferee (which is neither a Shareholder or an Affiliate of a Shareholder) has offered to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Shareholders sufficient to cause a Change in Control, to the extent the Company and the Non-selling Shareholders decline or otherwise fail to exercise their rights of first refusal in full with respect to the Offered Shares, each Non-selling Shareholder may participate in the Selling Shareholder's transfer of the Offered Shares by giving written notice of its election to do so to the Selling Shareholder and the Company within thirty (30) days after its receipt of the Notice. Each such participating Non-selling Shareholder ("**Participating Shareholder**") shall then have the right to sell to the Proposed Transferee, at the same price and on the same terms as the Selling Shareholder, a number of shares (the "**Co-Sale Shares**") equal to (i) the total number of Shares owned by the Participating Shareholder, multiplied by (ii) the percentage represented by the ratio of the number of Shares being sold by the Offered Shareholders to the total number of Shares owned by such Offered Shareholders, all on an as converted. To the extent that the Proposed Transferee refuses to purchase shares from the Participating Shareholders, the Selling Shareholder shall purchase such shares or other securities from the Participating Shareholders, on the terms set forth herein, concurrently with his sale of the Offered Shares to the Proposed Transferee. In connection with any co-sale effected pursuant to this <u>Section 1.2</u>, the Participating Shareholders shall enter into an agreement with the purchaser on terms and conditions identical, to the extent feasible, with the agreement entered into by the Selling Shareholder providing representations and warranties and other terms and conditions agreed to by the Selling Shareholder. For purposes hereof, "**Change in Control**" shall be deemed to occur as a result of the bona fide sale of Shares, in one or a series of

arm's length transactions, if as a result of such sale, less than a majority of the combined voting power of the outstanding securities of the Company immediately after such sale are held in the aggregate by the holders of voting stock of the Company immediately prior to such transaction.

1.3 **Drag Along Rights**. If a Proposed Transferee (which is neither a Shareholder or an Affiliate of a Shareholder) agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Shareholders sufficient to cause a Change in Control, and the Non-selling Shareholders and the Company do not exercise their right to purchase the Offered Shares under Section 1.1, the Selling Shareholders or any of them shall have the right to compel the Non-selling Shareholders to participate in the sale to the Proposed Transferee at the same time and on the same terms and conditions as offered to the Selling Shareholders. If the Selling Shareholders exercise the rights provided by this Section, the Selling Shareholders shall provide written notice to the Non-selling Shareholders at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Proposed Transferee and the number of Shares proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Proposed Transferee (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Non-selling Shareholders shall be required to sell a number of Shares to the Proposed Transferee equal to (x) the total number of Shares owned by such Non-selling Shareholder, multiplied by (y) the percentage represented by the ratio of the number of Shares being sold by the Selling Shareholders to the total number of Shares owned by the Selling Shareholders, all on an as converted basis. Notwithstanding the foregoing, a Shareholder need not participate in such sale if the Shareholder is required to provide joint and several indemnification to the Proposed Transferee, or is required to indemnify the Proposed Transferee for damages in an amount equal to more than the Shareholder's pro rata share of damages based on the percentage of the Company's outstanding shares of common stock on a fully diluted basis, which are owned by such Shareholder.

1.4 **Permitted Transfers and Other Provisions.**

(a) **Permitted Transfers.** The provisions of Sections 1.1, 1.2 and 1.3 of this Agreement shall not pertain or apply to: (i) any transfer by a Shareholder of all or any portion of its Shares to a trust for the benefit of the Shareholder or the Shareholder's descendants or spouse (provided that the transferring Shareholder continues to have sole voting control over the Shares); (ii) any transfer by a Shareholder which is an entity, to an individual controlling such Shareholder as of the date hereof, (iii) any transfer by a Shareholder which is an entity, to another entity controlled by the individual which controls such Shareholder as of the date hereof; or (iv) any transfer by a Shareholder which is an individual, to an entity controlled by such individual; provided, in each case, that the Shareholder(s) shall inform the Company and the Non-selling Shareholders of such transfer prior to effecting it, and the transferee or donee (each a "**Permitted Transferee**") shall furnish the Non-selling Shareholders and the Company with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Shareholders.

(b) **Assignment of Rights.** The rights of any of the Shareholders set forth in this Section 1 may be transferred or assigned in connection with a permitted transfer pursuant to Section 1.4(a); provided, that the Company is furnished with written notice of such transfer or assignment and the transferee or assignee enters into an agreement with the Shareholders and the Company to be bound by and comply with all the provisions of this Agreement.

(c)   **No Adverse Effect.** The exercise or non-exercise of the rights of the Company and the Shareholders pursuant to this <u>Section 1</u> in one transaction shall not adversely affect their rights to participate in subsequent transactions by a Shareholder

(d)   **Counterpart**. Notwithstanding anything in the contrary set forth herein, as a condition to any Transfer under this Section, the transferee shall countersign a copy of this Agreement, or otherwise agree to be bound by the terms and conditions set forth herein.

2.   <u>Transfer Restrictions</u>.

2.1   <u>Prohibited Transfers</u>. Any attempt by a Shareholder to transfer Shares in violation of <u>Sections 1.1, 1.2 or 1.3</u>, of this Agreement shall be void and the Company agrees it will not affect such a transfer nor will it treat any alleged transferee as the holder of such Shares. In addition, each of the Shareholders agrees that it will not hypothecate or otherwise create or suffer to exist any lien, claim or encumbrance upon any of its Shares at any time subject hereto, other than the encumbrance created by this Agreement, and other than an encumbrance required in connection with obtaining financing for the Company.

2.2   <u>Stop Transfer Instructions</u>. Each Shareholder agrees, to ensure compliance with the restrictions referred to herein, that the Company shall issue appropriate "stop transfer" instructions to the transfer agent for the Company's securities and that, if the Company acts as transfer agent for its own securities, it shall make appropriate notations to the same effect in its records.

2.3   <u>Market-Standoff Agreement</u>.

(a)   **<u>Lock-Up Agreement</u>.** In connection with any public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, each Shareholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company, however or whenever acquired (other than those included in the registration), without the prior written consent of the Company or such underwriters, as the case may be, for such period of time not to exceed 90 days from the effective date of such registration (or 180 days in the case of the Company's initial public offering), and to execute an agreement reflecting the foregoing, as may be requested by the underwriters at the time of the Company's public offering.

(b)   **<u>Limitations</u>.** The obligations described in <u>Section 2.3(a)</u> shall not apply to (i) a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act, or (ii) transfers by any Shareholder pursuant to the registration statement for the public offering.

(c)   **<u>Stop-Transfer Instructions</u>.** In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the securities of each Shareholder (and the securities of every other person subject to the restrictions in <u>Section 2.3(a))</u>.

(d)   **<u>Transferees Bound</u>.** Each Shareholder agrees that it will not transfer any of its Shares unless each transferee agrees in writing to be bound by all of the provisions of this <u>Section 2.3</u>.

3.   **Buy/Sell Provisions**

  3.1   **Buy/Sell Events.** The following events shall constitute "Buy/Sell Events":

  (a)   Prohibited Transfers and Encumbrance. Except for Permitted Transfers under Section 1.4(a), a transfer or encumbrance, by a Shareholder of all or any portion of such Shareholder's Shares in violation of the provisions of Sections 1 or 2.

  (b)   Bankruptcy or Insolvency. The rendering, by a court with appropriate jurisdiction, of a decree or order (i) adjudging a Shareholder bankrupt or insolvent, or (ii) approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition, or similar relief for a Shareholder under the federal bankruptcy laws or any other similar applicable law or practice; provided, that such decree or order shall remain in force, undischarged and unstayed, for a period of at least ninety (90) days.

  (c)   Appointment of Receiver. The rendering, by a court with appropriate jurisdiction, of a decree or order (i) for the appointment of a receiver, a liquidator, or a trustee or assignee in bankruptcy or insolvency of a Shareholder, or for the winding up and liquidation of such Shareholder's affairs; provided, that such decree or order shall have remained in force undischarged and unstayed for a period of sixty (60) days, or (ii) for the sequestration or attachment of any property of a Shareholder without its return to the possession of such Shareholder or its release from such sequestration or attachment within sixty (60) days thereafter.

  (d)   Bankruptcy Proceedings. A Shareholder (i) institutes proceedings to be adjudicated a voluntary bankrupt or an insolvent, (ii) consents to the filing of a bankruptcy proceeding against such Shareholder, (iii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition, or similar relief for such Shareholder under the federal bankruptcy laws or any other similar applicable law or practice, (iv) consents to the filing of any such petition, or to the appointment of a receiver, a liquidator, or a trustee or assignee in bankruptcy or insolvency for such Shareholder or a substantial part of such Shareholder's property, (v) makes an assignment for the benefit of such Shareholder's creditors, (vi) admits in writing such Shareholder's inability to pay such Shareholder's debts generally as they become due, or (vii) takes any action in furtherance of any of the aforesaid purposes.

  (e)   Loss of Sole Voting Control. With respect to any Shares transferred by a Shareholder to a trust pursuant to Section 1.4(a)(i) hereof, the loss of sole voting control over such Shares by the transferring Shareholder or such Shares becoming no longer subject to such trust, unless such Shares are returned to the original transferor thereof or to an entity controlled by the original transferor thereof.

  (f)   Death. The death of any Shareholder, if in connection therewith, the Person to which Shares are transferred does not execute an irrevocable voting proxy in favor of the Person designated by the Board of Directors, within ten (10) days after receiving a request to execute such voting proxy.

  The "Defaulting Shareholder" shall be: (i) in the case of the occurrence of the event referenced in Section 3.1(a), the Shareholder that has transferred all of any portion of such Shareholder's Shares contrary to the provisions of Section 1 or 2; (ii) in the case of the occurrence of any of the events referenced in Sections 3.1(b), (c), or (d), the Shareholder that is subject to such court decree or order or has instituted such proceedings or filed such petitions or who is insolvent,

(iii) in the case of the occurrence of the events referenced in Section 3.1(e), the applicable trust, and (iv) in the case of the occurrence of the events referenced in Section 3.1(f), the failure of the recipient of such Shares to execute a voting proxy as set forth in Section 3.1(f). The "Non-Defaulting Shareholder" shall be any Shareholder who is not a Defaulting Shareholder.

3.2 **Rights Arising From an Buy/Sell Event**. Upon the occurrence of an Buy/Sell Event set forth in Sections 3.1(a) – (f), the Company shall have the right, but not the obligation, to implement the buy/sell procedures set forth in this Section 3 by giving written notice ("Buy/Sell Election Notice") thereof to the Defaulting Shareholder within thirty (30) days following the date the Non-Defaulting Shareholders receive notice or obtain actual knowledge of the occurrence of such Buy/Sell Event, and the Non-Defaulting Shareholders shall also have the right, but not the obligation, to implement the buy/sell procedures set forth in this Section 3 by giving written notice to the Company.

3.3 **Determination of the Purchase Price**. The Purchase Price (as defined in Section 3.5) for the Defaulting Shareholder's stock upon an Buy/Sell Event shall be determined in accordance with Section 3.5.

3.4 **Options to Purchase Stock**.

(a) **Company's Option Pursuant to Section 3.2(a)**. For a period of thirty (30) days after the determination of the Purchase Price for any repurchase pursuant to Section 3.2(a), the Company shall have the right, but not the obligation, to purchase any of the stock of the Defaulting Shareholder (the "Defaulting Shareholder's Offered Stock") for the Purchase Price thereof, and on the terms and conditions set forth in Sections 3.1-3.4 by giving written notice thereof to the Defaulting Shareholder within such thirty (30)-day period. Failure by the Company to timely give written notice exercising its right to purchase set forth in this Section 3.4(a) shall be deemed an election by the Company to waive such right to purchase. Within ten (10) days after the Company's election or deemed election to waive its right to purchase the Defaulting Shareholder's Offered Stock, the Company shall send a notice to all Non-Defaulting Shareholders informing them of the Purchase Price and their option to purchase stock under Section 3.4(b) (the "Non-Defaulting Shareholders' Notice").

(b) **Non-Defaulting Shareholders' Option Pursuant to Section 3.2(a)**. If the Company elects or is deemed to have elected to waive its right to purchase the Defaulting Shareholder's Offered Stock, for a period of thirty (30) days after receipt of the Non-Defaulting Shareholders' Notice, the Non-Defaulting Shareholders shall have the right, but not the obligation, to purchase any of the Defaulting Shareholder's Offered Stock for the Purchase Price and on the terms and conditions set forth in Sections 3.1-3.4, by giving written notice thereof to the Defaulting Shareholder within such thirty (30)-day period.

(i) If the total number of shares specified in such written notices to the Defaulting Shareholder exceeds the Defaulting Shareholder's Offered Stock, each Non-Defaulting Shareholder that elected to purchase shares shall be entitled to purchase such proportion of the Defaulting Shareholder's Offered Stock as the number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) which he or she holds bears to the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by all Shareholders desiring to purchase the shares.

(ii) If all of the Defaulting Shareholder's Offered Stock is not disposed of under such apportionment, each Non-Defaulting Shareholder desiring to purchase shares in excess of his or her proportionate share, as provided in Section 3.4(b)(i), shall be entitled to purchase such proportion of those shares which remain thus undisposed of, as the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) which he or she holds bears to the total number of shares of Common Stock (assuming conversion of any securities convertible into Common Stock) held by all of the Non-Defaulting Shareholders desiring to purchase shares in excess of those to which they are entitled under such apportionment.

    (iii) Failure by a Non-Defaulting Shareholder to timely give written notice exercising such Non-Defaulting Shareholder's right to purchase set forth in this Section 3.4(b) shall be deemed an election by such Non-Defaulting Shareholder to waive such right to purchase.

   3.5 <u>**Purchase and Price Terms**</u>.

    (a) <u>**Determination of Purchase Price**</u>. For a period of ten (10) days following the effective date of the Buy/Sell Election Notice or the receipt of a decree notice, as applicable, the Selling Party (as defined below), Company and the other Shareholder or Shareholders, as applicable, shall attempt to agree upon a purchase price for the Selling Party's Stock (the "<u>Purchase Price</u>"), which, if agreed to, shall constitute the Purchase Price for the Selling Party's Stock. If the Selling Party, Company, and the other Shareholder or Shareholders, as applicable, are unable to agree on the Purchase Price within such ten (10)-day period, then the Purchase Price for the Selling Party's Stock shall be determined in accordance with the following provisions of this Section 3.5(a). Within fifteen (15) days after the determination of the Enterprise Value of the Company pursuant to Section 3.5(a)(i) below, the accountants regularly employed by the Company shall determine the aggregate amount of cash that would be distributed to each Shareholder if (i) the Company were sold for the Enterprise Value, as of the date of the Buy/Sell Event; (ii) the liabilities of the Company were paid; (iii) a reasonable reserve for any contingent, conditional or unmatured liabilities or obligations of the Company was established by the Board of Directors of the Company; and (iv) the Company was liquidated. Upon such determination, the accountants shall give the Selling Party, Company, and each other Shareholder or Shareholders (if applicable) written notice ("<u>Accountant's Notice</u>") thereof. The determination by such accountants of such amounts, including all components thereof, shall be conclusive (and binding on the relevant parties), absent any material computational error, and each of the Shareholders and the Company agree to hold such accountants harmless from such determination. The aggregate amount which would be distributed to the Selling Party, shall constitute the Purchase Price for the Defaulting Shareholder's Offered Stock.

    (i) <u>**Determination of Enterprise Value; Selling Party**</u>. The enterprise value ("<u>Enterprise Value</u>") of the Company shall be determined by a regional third-party valuation firm mutually agreed upon by the Selling Party and the Company. The term "<u>Selling Party</u>" means upon the occurrence of any Buy/Sell Event, the Defaulting Shareholder.

    (ii) <u>**Buy/Sell Event Under Section 3.1(b), (c) and (d)**</u>. Notwithstanding anything else set forth herein, in the event of an Buy/Sell Event triggered pursuant to Section 3.1(b), (c) or (d), the Purchase Price shall be reduced by 50%.

    (b) <u>**Closing and Payment of Purchase Price**</u>. The closing of a purchase and sale pursuant to this Section 3 shall be held at the principal office of the Company in the State of New Jersey (or such other office as is designated by the purchasing parties) on or before the one hundred and twentieth (120th) day after the delivery of the first notice of such purchasing parties' election to purchase the Selling Party's Stock in accordance with Sections 3.1-3.5, as applicable. The Purchase Price shall be paid by the purchasing person at the closing, in cash, or by the delivery of

(i) one (1) or more certified or bank cashier's checks drawn and made payable to the order of the Selling Party for an amount equal to 25% of the Purchase Price (or more at the election of the purchasing person), and (ii) one (1) or more non-recourse promissory notes in an amount equal to the balance of such Purchase Price executed by the purchasing parties.

Any promissory note delivered pursuant to this Section 3.5(b) shall contain terms providing for (i) annual interest accruing at a rate equal to the lesser of (a) the Wells Fargo Bank commercial reference (prime) lending rate, compounded annually, and adjusted concurrently with any adjustments to any such prime rate, or (b) the maximum non-usurious rate then permitted by law (if the usury laws are applicable), and (ii) payments of equal quarterly installments of principal and interest commencing on the first day of the first calendar quarter following the closing of the purchase of the Selling Party's Stock so that the entire principal amount is fully amortized over a five (5) year period. In addition, any such promissory note may be prepaid at any time without prepayment penalty. In order to secure the repayment of the promissory note described above, the purchasing parties shall grant a security interest in favor of the Selling Party in and to the stock purchased by such purchasing parties and the purchasing parties hereby agree to execute any and all documents, instruments and/or agreements reasonably necessary to create, perfect and continue such security interest including, without limitation, Uniform Commercial Code financing and continuation statements and other security instruments.

(c)   **Condition to Any Transfer**. Payment for any shares of stock to be purchased pursuant to Sections 3.1-3.5, as applicable, shall be conditioned upon the Selling Party's delivery of the stock to the purchasing entities free and clear of all liens, security interests and competing claims (other than the security interest granted pursuant to Section 3.5(b) above). Any transferee entity shall accept the stock subject to all the restrictions, terms and conditions contained in this Agreement. Notwithstanding any other provision of this Agreement, no purchase and sale of stock pursuant to 3.1-3.5 shall be permitted if such purchase and sale would result in (i) a breach of or violation in any transfer restrictions contained in any loan documentation (and/or guaranty) relevant to any indebtedness encumbering all or any portion of the assets of the Company and/or any other agreement governing the Company, or (ii) the violation of any state laws prohibiting the Company from repurchasing its stock, and such transfer restrictions are not waived, if a waiver is permitted, by the Non-Defaulting Shareholders in the case of an Buy/Sell Event (which consent may be withheld in each such Shareholder's sole and absolute discretion), the applicable lender and/or the parties to such agreement, as the case may be.

4.   **Voting and Deadlock Resolution**.

4.1   Voting Agreement. Each of the Shareholders and their transferees, shall vote all of such Shareholder's shares of voting stock and shall take all other necessary or desirable actions within such Shareholder's control (whether in such Shareholder's capacity as a shareholder of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy, execution of written consents in lieu of meetings and voting such Shareholder's shares to cause the Company to take all necessary and desirable actions within its control, including, without limitation, calling special board and shareholder meetings) to:

(a)   Maintain a Board of Directors having seven (7) members (the "**Board**");

(b)   Elect to the Board three (3) directors nominated by Helm, as long as Helm continues to hold not less than 50% of the shares of common stock he holds as of the date of this Agreement (subject to stock splits, share combinations, and the like).

(c)   Elect to the Board four (4) directors nominated by A. Cepparulo, as long as A. Cepparulo continues to hold not less than 50% of the shares of common stock he holds as of the date of this Agreement (subject to stock splits, share combinations, and the like).

(d)   Remove from the Board, without cause, any director, only upon the written request of the Shareholder entitled to nominate such director under Sections 4.1(b) through (c).

(e)   Increase the number of directors only upon the written consent of a majority of the Shareholders entitled to appoint a director pursuant to Sections 4.1 (b) through (c).

4.2   Deadlock Resolution. Any deadlock in the vote of the Directors (a "**Dispute**"), shall be resolved as follows: The Dispute shall be submitted to final and binding arbitration in Atlantic County, New Jersey, administered by JAMS, or its successor, in accordance with the rules and procedures of JAMS then in effect. The Shareholders agree that any and all Disputes that are submitted to arbitration in accordance with this Section shall be decided by one (1) neutral arbitrator who is a retired judge or attorney licensed to practice law in New Jersey and who is experienced in commercial transactions. The directors and the Company will cooperate with JAMS and with one another in selecting an arbitrator from the JAMS panel of neutrals and in scheduling the arbitration proceedings. If the directors are unable to select the arbitrator within ten (10) business days after receipt of the arbitration notice, then JAMS shall designate the arbitrator. The arbitration shall be conducted in accordance with the rules and procedures of JAMS then in effect. Any director may commence the arbitration process by filing a written demand for arbitration with JAMS, with a copy to the other directors. Each of the directors will participate in the arbitration in good faith, and the Company shall pay the administrative costs and arbitrator's fees associated with the arbitration. The arbitrator shall apply New Jersey law without reference to conflicts of laws principles. Any award issued as a result of such arbitration shall be final and binding between the Shareholders and the Company, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. Each Shareholder expressly acknowledges and understands that by entering into this Agreement, such Shareholder is waiving its rights to have any Dispute adjudicated by a court or by a jury.

5.   **Termination.**

5.1   **Termination Events.** This Agreement shall terminate upon the earliest to occur of any one of the following events (and shall not apply to any transfer by a Shareholder in connection with any such event):

(a)   The liquidation, dissolution or indefinite cessation of the business operations of the Company;

(b)   The execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company;

(c) Other than <u>Section 2.3</u> which shall not terminate upon such event, the closing of a firm commitment underwritten public offering by the Company of shares of its Common Stock;

(d) Other than <u>Section 2.3</u> which shall not terminate upon such event, upon the consummation of a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Company, which shall include (a) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (b) the consummation of the reorganization, merger or consolidation of the Company or a subsidiary of the Company with or into another entity, or an acquisition of this Company effected by an exchange of outstanding securities of this Company (except a reorganization, merger, consolidation, or exchange of securities in which the holders of capital stock of the Company immediately prior to such transaction continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity after such transaction; provided, that a transaction shall not be deemed a liquidation, dissolution or winding up of the Company if its sole purpose is to change the state of the Company's incorporation); or

(e) With the agreement of Shareholders holding not less than 75% of the shares held by all of the Shareholders.

6. **Miscellaneous.**

6.1 **Successors and Assigns.** This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, the parties' respective successors, assigns and legal representatives.

6.2 **Amendments and Waivers.** Any term of this Agreement may be amended or waived only with the written consent of (i) the Company, and (ii) all of the Shareholders. Any amendment or waiver effected in accordance with this <u>Section 6.2</u> shall be binding upon the Company and the Shareholders, and each of their respective successors and assigns.

6.3 **Notices.** Unless otherwise provided, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by fax (upon customary confirmation of receipt) or electronic mail, or 48 hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at such party's address, facsimile number or electronic mail address as set forth on the signature page hereof, or as subsequently modified by written notice.

6.4 **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

6.5 **Governing Law; Venue.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New Jersey, without giving effect to principles of conflicts of law. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts in Atlantic County, New Jersey, for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement; (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement, except in the federal and state courts in Atlantic County, New Jersey; and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.6 **Remedies**. The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that, in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief, with notice and without the necessity of posting a bond, and that, if any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

6.7 **Independent Advice of Counsel**. Each of the Shareholders acknowledges that legal counsel for the Company has prepared this Agreement, and that the Shareholders have been advised to consult with, and have had the opportunity to consult with, independent legal counsel, prior to executing this Agreement

6.8 **Attorney's Fees**. If a dispute arises with respect to this Agreement, the party prevailing in such dispute shall be entitled to recover all expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in ascertaining such party's rights, in preparing to enforce, or in enforcing such party's rights under this Agreement, whether or not it was necessary for such party to institute.

6.9 **Counterparts.** This Agreement may be executed in two or more counterparts and via facsimile, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by fax shall be equally as effective as delivery of an executed hard copy of the same. Any party doing so shall also deliver an executed hard copy of same, but the failure by such party to deliver an executed hard copy shall not affect the validity, enforceability and binding effect of this Agreement.

6.10 **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

1. 6.11 Entire Agreement. This Agreement and the other agreements referenced herein constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and thereof, and any and all other written or oral agreements relating to the subject matter hereof and thereof existing among the parties hereto are expressly canceled.

EXHIBIT C – REVIEWED FINANCIAL STATEMENTS

Hidden Sands Brewing Company, LLC (the "Company") a New Jersey Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

6.   Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL

March 22, 2023

Vincenzo Mongio

Statement of Financial Position

As of December 31,

	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	13,154	18,021
Accounts Receivable	2,637	9,861
Prepaid Expenses	3,846	3,747
Inventory	53,798	77,951
Total Current Assets	73,435	109,580
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	1,452,068	1,566,997
Leased Assets - Financing Lease, Net of Accumulated Depreciation	88,950	114,904
Leased Assets - Operating Lease, Net of Accumulated Depreciation	795,525	831,186
Total Non-Current Assets	2,336,543	2,513,087
TOTAL ASSETS	2,409,978	2,622,667
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	76,014	58,823
Accounts Payable - Related Parties	41,184	39,588
Payroll Liabilities	4,616	3,706
Customer Deposits	6,027	6,927
Accrued Interest	3,087	1,308
Taxes Payable	20,009	18,581
Line of Credit	16,273	27,661
Lease Liability - Financing Lease	30,528	30,672
Lease Liability - Operating Lease	22,656	16,664
Notes Payable - Current Portion	127,880	127,880
Short Term Debt - Related Parties	885,890	787,441
Total Current Liabilities	1,234,164	1,119,250
Long-term Liabilities		
Lease Liability - Financing Lease	50,305	83,676
Lease Liability - Operating Lease	956,876	979,531
Notes Payable	491,833	541,831
Total Long-Term Liabilities	1,499,014	1,605,038
TOTAL LIABILITIES	2,733,177	2,724,289
EQUITY		
Member's Equity	1,025,640	1,025,640
Accumulated Deficit	(1,348,839)	(1,127,262)
Total Equity	(323,199)	(101,622)
TOTAL LIABILITIES AND EQUITY	2,409,978	2,622,667

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	405,829	544,207
Cost of Revenue	74,047	140,666
Gross Profit	331,782	403,541
Operating Expenses		
Advertising and Marketing	1,157	3,021
General and Administrative	271,786	340,655
Rent and Lease	103,007	112,337
Depreciation	119,621	122,002
Amortization	25,954	30,611
Total Operating Expenses	521,524	608,626
Operating Income (loss)	(189,742)	(205,085)
Other Income		
Other	21,450	73,644
Total Other Income	21,450	73,644
Other Expense		
Interest Expense	53,285	47,264
Total Other Expense	53,285	47,264
Provision for Income Tax	-	-
Net Income (loss)	(221,578)	(178,704)

Statement of Changes in Member Equity

	Member Capital		
7.	$ Amount	Accumulated Deficit	Total Member
Beginning Balance at 1/1/2021	1,025,640	(948,557)	77,083
			Equity
Net Income (Loss)	-	(178,704)	(178,704)
Ending Balance 12/31/2021	1,025,640	(1,127,262)	(101,622)
Ending Balance 12/31/2022	1,025,640	(1,348,839)	(323,199)
Net Income (Loss)	-	(221,578)	(221,578)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(221,578)	(178,704)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	119,621	122,002
Amortization	25,954	30,611
Accounts Payable	17,191	(65,867)
Accounts Payable - Related Parties	1,596	23,106
Payroll Liabilities	910	1,471
Inventory	24,153	20,505
Accounts Receivable	7,224	8,713
Prepaids	(99)	956
Customer Deposits	(900)	1,500
Lease Payable - Operating Lease	18,998	11,000
Accrued Interest	1,779	5
Loan Forgiveness	-	(49,140)
Taxes Payable	1,427	4,909
Other	(25,954)	12,264
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	191,900	122,034
Net Cash provided by (used in) Operating Activities	(29,677)	(56,670)
INVESTING ACTIVITIES		
Equipment	(4,692)	-
Net Cash provided by (used by) Investing Activities	(4,692)	-
FINANCING ACTIVITIES		
Notes Payable Repayment	(49,998)	-
Notes Payable Issuance/Repayment - Related Parties	98,450	85,677
Line of Credit Payments	(11,388)	(10,952)
Lease Payables Payments	(7,561)	(14,316)
Net Cash provided by (used in) Financing Activities	29,502	60,409
Cash at the beginning of period	18,021	14,282
Net Cash increase (decrease) for period	(4,867)	3,739
Cash at end of period	13,153	18,021

**Hidden Sands Brewing Company, LLC Notes to
the Unaudited Financial Statements
December 31st, 2022**

<u>1. $</u>

<u>USD NOTE 1 – ORGANIZATION AND</u>

<u>NATURE OF ACTIVITIES</u>

Hidden Sands Brewing Company, LLC ("the Company") was formed in New Jersey on January 28th, 2014 and began operations in 2018. The Company took a pristine water source and developed a brewery around it manufacturing malt beverages from the highest quality ingredients. The Company's facility and brewing system both are designed and sized for seven years and beyond. The Company serves both wholesale markets and operates a retail tasting room open six days a week for tastings or hosting events.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

<u>2.   NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of delivery. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Segments	Outside Sales	Services	Tasting Room	Festivals	Total
2021	211,379	23,775	304,522	4,531	544,207
2022	113,097	34,333	256,496	1,903	405,829
	$324,476	$49,179	$587,425	$6,841	$983,807

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Equipment	5-10	1,240,045	(365,889)	-	874,156
Leasehold Improvements	20	825,057	(247,145)	-	577,912
Leased Asset: Operating Lease	20	1,005,451	(209,926)	-	795,525
Leased Asset: Financing Lease	8	229,804	(140,854)	-	88,950
Grand Total	**-**	**3,300,357**	**(963,814)**	**-**	**2,336,543**

<u>Rent and Leases</u>

Operating Lease:

The Company entered into an operating lease agreement to lease its premises where it performs its operations. The lease accrues interest at 6%. The original lease commenced on December 1st, 2016 and continued until November 30th, 2018. The agreement provided the Company the option to renew and extend the term of the lease for 18 additional periods of 1 year ("Option Term"); provided, however, that the Company shall be entitled to exercise the option to renew the lease for an Option Term if, and only if: (i) the Company is not in default under any of the terms and provisions of the lease at the time of exercise of such option, and (ii) the Company gives written notice to Landlord of its intention to extend the lease for an Option Term not less than one hundred eighty (180) days prior to the expiration of the original lease, and/or the first Option Term, as applicable.

The lease requires variable rental payments of $5,417 from 1/1/22 through 11/30/22, $5,833 from 12/1/22 through 11/30/23, $6,250 from 12/1/23 through 11/30/24, $6,667 from 12/1/24 through 11/30/25, $7,083 from 12/1/25 through 11/30/26, $7,500 from 12/1/26 through 11/30/27, $7,917 from 12/1/27 through 11/30/28, $8,333 from 12/1/28 through 11/30/29, $8,750 from 12/1/29 through 11/30/30, $9,167 from 12/1/30 through 11/30/36

See Note 5 – Debt disclosure for additional information.

Financing Lease:

The Company entered into various finance lease agreements to lease equipment such as half-barrel kegs stainless steal one-sixth barrel kegs. The leases accrue interest at 6%.

The term of the agreement commenced in 2018 and expired 36 months after. The lease allowed for an extension of an additional 36 months. The term can also be reduced at any time after the 12 months for the kegs purchased by the Company. At the end of the rental extension period, after the 72nd month, the Company can then elect to enter into a final 24 month rental period at a reduced per keg rental fee in which the ownership title to the keg will transfer to the Company at the end of this final term, which would end in 2026.

See Note 5 – Debt disclosure for additional

information. <u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $53,798 as of December 31st, 2022. The inventory balance consisted of finished goods inventory of $14,683, packaging of $8,436, swag of $2,950, raw materials of $22,929, and work in process of $4,800. The Company values their inventory on the FIFO (First-in, First-out) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st,

2022. Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Various members loaned the Company money and/or provided services necessary to continue operations on an as needed basis. The loans accrue interest at 4% annually and are due on demand. The total balance was $835,890 and

$737,441 as of December 31st, 2022 and 2021, respectively.

A member loaned the Company $50,000 in order for the Company to purchase a canning line. The loans accrue interest at 4% annually and are due on demand. The balance was $50,000 as of December 31st, 2021. The same member also purchased materials for the Company resulting in $9,997 in accounts payable due to the member as of December 31st, 2022 and 2021.

A member owns another business who bought materials and provided services to the Company resulting in $14,227 and $12,631 in accounts payable as of December 31st, 2022 and 2021, respectively.

A member paid for various expenses throughout 2021. The payments resulted in accounts payables of $16,960 as of December 31st, 2022 and 2021.

4. NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

5. NOTE 5 – LIABILITIES AND DEBT

Operating and Financing Lease Payables:

The Company entered into various leases. The economic substance of these leases is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Leased Asset: Operating Lease	20	1,005,451	(209,926)	-	795,525
Leased Asset: Financing Lease	8	229,804	(140,854)	-	88,950
Grand Total	**-**	**3,300,357**	**(963,814)**	**-**	**2,336,543**

Operating Lease:

8. Minimum Lease Payments 5 Years Subsequent to 2022

Year Ending December 31,	Payment
2023	22,656
2024	29,019
2025	35,764
2026	42,902
2027	50,480
Thereafter	798,711

Financing Lease:

9. Minimum Lease
Payments 5 Years
Subsequent to 2022

Year Ending December 31,	Payment
2023	30,528
2024	27,024
2025	23,281
2026	-
2027	-
Thereafter	-

Notes Payables:

In 2020, the Company entered into an SBA loan totaling $37,000. The loan accrues interest at 3.75% and is due in 2050. The balance of the loan was $36,900 as of December 31st, 2022.

In 2015, the Company entered into a loan agreement totaling $750,000. The loan accrues interest at the prime rate as published by the Wall Street Journal plus 2.75% and is due in 2026. The balance of the loan was $582,813 as of December 31st, 2022.

In 2015, the Company entered into a Line of Credit agreement totaling $50,000. The total accrues interest at the prime rate as published by the Wall Street Journal plus 2.75% and is due in 2023. The balance was $16,273 as of December 31st, 2022.

10. Debt Principal Maturities 5
Years Subsequent to 2022

Year	Amount
2023	1,030,044
2024	127,880
2025	127,880
2026	127,880
2027	108,193
Thereafter	-

1. NOTE 6 – EQUITY

The Company is a limited liability company with one class of interest wholly owned by multiple members.

2. NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 22, 2023, the date these financial statements were available to be issued.

Hidden Sands Brewery Company, Inc was formed which after reorganization holds 100% interest in the Company.

3. NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4. NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.